Exhibit 99.8

PRESS RELEASE

TotalEnergies to Collaborate with Mistral AI to Increase

the Application of Artificial Intelligence

in its Multi-Energy Strategy

•	TotalEnergies and the French company Mistral AI are joining forces to extend the use of AI in improving TotalEnergies’ activities’ performance, especially in low-carbon energies.
•	The partners are to set up a joint innovation lab focused on artificial intelligence.

Paris, June 12, 2025 – TotalEnergies and the French company Mistral AI are announcing a collaboration to accelerate artificial intelligence (AI) innovation in support of the Company’s multi-energy strategy, especially in low-carbon energies.

A shared AI innovation lab

Under the terms of the partnership, a joint innovation lab will be set up, staffed by teams from both companies. Mistral AI will contribute its AI technologies and TotalEnergies will contribute its expertise in the production of energy, particularly renewable, low carbon energy, in order to test and design advanced digital solutions. The first use cases will allow the Company to:

•	design an assistant for its 1,000 researchers to support them in their mission to develop new energies and reduce the Company's environmental footprint;

•	develop decision-support solutions to enhance the performance of its industrial assets and lower its CO2 emissions.

•	implement support solutions aimed at improving the customer experience and helping them save energy.

The lab will also test digital solutions for other use cases, especially renewable energy production.

In view of the issue of digital sovereignty in Europe, the partners will jointly examine opportunities for TotalEnergies to adopt AI infrastructure.

TotalEnergies and AI, a major pillar of its technological ambition

The deal reflects TotalEnergies’ decision to leverage digital technology and artificial intelligence to improve performance at its industrial facilities and support its transition.

In the past, TotalEnergies has mainly used artificial intelligence in earth science and to improve predictive maintenance or detect any issues with the machinery in its facilities. AI now plays a vital role for the Company, helping develop new opportunities, especially in the production of renewables, reduction of CO2 emissions and the development of innovative services that allow its customers to control and optimize their energy use.

TotalEnergies’ Digital Factory, which is celebrating its fifth anniversary this year, has 300 developers, data scientists and other digital experts, and has already developed over a hundred solutions, sixty of which harness technologies ranging from machine learning to generative AI.

“We are delighted to work with Mistral AI, a leading French player in artificial intelligence. This deal reflects our intention to contribute to the emergence of a technological ecosystem in Europe, and will allow us to explore new opportunities to further embed AI into our activities. AI has huge potential to transform energy systems, and this partnership was motivated by our pioneering spirit and ongoing search for innovation,” said Patrick Pouyanné, Chairman and CEO of TotalEnergies.

“This partnership illustrates the positive impact generative AI can have on a sector as strategic as that of TotalEnergies. By dedicating our AI solutions and experts to the R&D effort, the operational teams and, ultimately, the Company’s customers, we are contributing to improved operations and the digital transition of this global energy giant,” said Arthur Mensch, Chief Executive Officer at Mistral AI.

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About Mistral AI

Mistral AI is a pioneer company in generative artificial intelligence, empowering the world with the tools to build and benefit from the most transformative technology of our time. The company democratizes AI through high-performance, optimized, and cutting-edge open-source models, products and solutions. Headquartered in France and independent, Mistral AI defends a decentralized and transparent approach to technology, with a strong global presence in the United States, United Kingdom, and Singapore.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Relations Investisseurs : +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities.

TotalEnergies SE has no liability for the acts or omissions of these entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).